Exhibit 99.1

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act

ASX Code: ATH

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Shares
Class/Description:	Fully paid ordinary shares
ASX Code:	ATH
Date of Issue:	5 July 2021
Number Issued:	322,857,900
Issue Price per Security:	AUD 0.0532

Accordingly, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice, there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act), which is required to be disclosed by the Company.

For and on behalf of the Company,

/s/ Phillip Hains
Phillip Hains Company Secretary